SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                            _________________________

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULES 13d-1(b), (c) AND (d)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
                         (Amendment No. ____________)1

                               CNB Holdings, Inc.

                                (Name of Issuer)

                    Common Stock, $1.00 par value per share

                         (Title of Class of Securities)

                                    12612F101
                                 (CUSIP NUMBER)

                                October 25, 2002

             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                   / /   Rule 13d-1(b)
                  /X/      Rule 13d-1(c)
                  / /    Rule 13d-1(d)




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1        The  remainder  of this cover page shall be filled out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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        NAME OF REPORTING PERSONS: Jeffrey A. Miller
1.      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2.
                                                             (a)
                                                             (b) |X|
--------------------------------------------------------------------------------
3.      SEC USE ONLY

--------------------------------------------------------------------------------
4.      CITIZENSHIP OR PLACE OF ORGANIZATION        United States of America

--------------------------------------------------------------------------------
NUMBER OF       5.    SOLE VOTING POWER                        57,600
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH
--------------------------------------------------------------------------------
                    6.    SHARED VOTING POWER                                0

-------------------------------------------------------------------------------
                    7.    SOLE DISPOSITIVE POWER                        57,600

-------------------------------------------------------------------------------
                    8.    SHARED DISPOSITIVE POWER                           0

-------------------------------------------------------------------------------
9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    57,600


-------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*
-------------------------------------------------------------------------------
11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                 5.4%

-------------------------------------------------------------------------------
12.     TYPE OF REPORTING PERSON*                                           IN

-------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!



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


--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS: Eric D. Jacobs
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                             (a)
                                                             (b) |X|
--------------------------------------------------------------------------------
3.      SEC USE ONLY

--------------------------------------------------------------------------------
4.      CITIZENSHIP OR PLACE OF ORGANIZATION        United States of America

--------------------------------------------------------------------------------
NUMBER OF       5.    SOLE VOTING POWER                        57,600
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH
--------------------------------------------------------------------------------
                    6.    SHARED VOTING POWER                                0

-------------------------------------------------------------------------------
                    7.    SOLE DISPOSITIVE POWER                        57,600

-------------------------------------------------------------------------------
                    8.    SHARED DISPOSITIVE POWER                           0

-------------------------------------------------------------------------------
9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    57,600


-------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*
-------------------------------------------------------------------------------
11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                 5.4%

-------------------------------------------------------------------------------
12.     TYPE OF REPORTING PERSON*                                           IN

-------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a).        Name of Issuer:

                           CNB Holdings, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                           7800 North Point Parkway, Suite 200
                           Alpharetta, GA  30022


Item 2(a).        Name of Persons Filing:

                           Jeffrey A. Miller
                           Eric D. Jacobs
                           (together, the "Reporting Persons")

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                           The principal business address of the Reporting Persons is:

                           121 North Wayne Avenue, Suite 103
                           Wayne, PA  19807

Item 2(c).        Citizenship:

                           Jeffrey A. Miller:  United States of America
                           Eric D. Jacobs:  United States of America


Item 2(d).        Title of Class of Securities:

                           Common Stock, $1.00 par value per share

Item 2(e).        CUSIP Number:

                           12612F101




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

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
                     Not Applicable

                      (a)      [  ]  Broker  or  dealer   registered  under
                               Section 15 of the Exchange Act;

                      (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act;

                      (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Exchange Act;

                      (d)      [  ]  Investment  Company  registered  under
                               Section 8 of the Investment Company Exchange
                               Act;

                      (e) [ ] Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

                      (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);

                      (g) [ ] Parent Holding Company or Control Person in accordance with Rule 13d-1(b)(1)(ii)(G);

                      (h) [ ] Saving Association as defined in Section 3(b) of The Federal Deposit Insurance Act;

                      (i) [ ] Church Plan that is excluded from the definition of an Investment Company under
                               Section  3(c)(14) of the Investment  Company
                               Act;

                      (j)      [  ]  Group,   in   accordance   with   Rule
                               13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

         A. Jeffrey A. Miller

         (a)  Amount beneficially owned:                                  57,600
         (b)  Percent of Class:                                             5.4%
         (c)   Number of shares as to which such person has:

             (i)  Sole power to vote or direct the vote:                  57,600
             (ii) Shared power to vote or to direct the vote:                  0
             (iii)Sole power to dispose or direct the disposition of:     57,600
             (iv) Shared power to dispose or to direct the disposition of:     0


         B. Eric D. Jacobs

         (a)  Amount beneficially owned:                                  57,600
         (b)  Percent of Class:                                             5.4%
         (c)   Number of shares as to which such person has:

             (i)  Sole power to vote or direct the vote:                  57,600
             (ii) Shared power to vote or to direct the vote:                  0
             (iii)Sole power to dispose or direct the disposition of:     57,600
             (iv) Shared power to dispose or to direct the disposition of:     0

         As calculated in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, Jeffrey A. Miller and Eric D. Jacobs beneficially own 57,600 shares of the Issuer's Common Stock, $1.00 par value per share ("Common Stock"), representing 5.4% of the Common Stock. Mr. Miller and Mr. Jacobs do not directly own any shares of Common Stock, but they do indirectly own 57,600 shares of Common Stock in their capacity as (i) the sole managers and members of Miller & Jacobs Capital, L.L.C., a Delaware limited liability company ("MJC"), which in turn (a) provides discretionary investment management services to Acadia Fund I, L.P., a Delaware limited partnership ("Acadia LP"), (b) serves as a sub-advisor with discretionary investment advisory authority for Acadia Life International, a Bermuda corporation ("Life"), and (c) serves as a sub-advisor with discretionary investment advisory authority for Avant Garde Investment, Ltd., a British Virgin Islands corporation ("Avant Garde"); (ii) the sole managers of Cerulean Investment Management, L.L.C., a Delaware limited liability company, which in turn serves as investment manager for Cerulean Partners, Ltd., an exempt company incorporated in the Cayman Islands ("Cerulean"); and (iii) the sole members and managers of Acadia Fund I, LLC, a Delaware limited liability company, which in turn serves as the general partner for Acadia Fund I, GP, L.P., a Delaware limited partnership, which in turn serves as general partner for Acadia LP.

Item 5.    Ownership of Five Percent or Less of a Class.

                    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

                    Each of Acadia LP, Cerulean, Life and Avant Garde have the right to receive dividends and the proceeds from the sale of the shares of Common Stock held by such person.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                    Not Applicable

Item 8.    Identification and Classification of Members of the Group.

                    Not Applicable


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

Item 9.    Notice of Dissolution of Group.

                    Not Applicable

Item 10.   Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 8, 2002

                                                /s/ Jeffrey A. Miller



                                                /s/ Eric D. Jacobs






                                  EXHIBIT INDEX


Exhibits

1. Joint Filing Agreement, dated November 8, 2002, by and between Jeffrey A. Miller and Eric D. Jacobs.

                                    EXHIBIT 1




                             JOINT FILING AGREEMENT



         The undersigned hereby agree that this Statement on Schedule 13G with respect to the beneficial ownership of shares of Common Stock, par value $1.00 per share, of CNB Holdings, Inc. is filed jointly, on behalf of each of them.

Dated: November 8, 2002


                                          /s/ Jeffrey A. Miller
                                          Jeffrey A. Miller



                                          /s/ Eric D. Jacobs
                                          Eric D. Jacobs










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